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                                        File No. 070-9147


               SECURITIES AND EXCHANGE COMMISSION

                      Washington, DC  20549

                         AMENDMENT NO. 2

                               TO

             APPLICATION OR DECLARATION ON FORM U-1

                              UNDER

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                     ALLEGHENY ENERGY, INC.
                      10435 Downsville Pike
                      Hagerstown, MD  21740
  _____________________________________________________________
(Name of company or companies filing this statement and addresses of principal executive offices)

                              None


_____________________________________________________________
(Name of top registered holding company parent of each applicant or declarant)

                       Thomas K. Henderson
                     Allegheny Energy, Inc.
                      10435 Downsville Pike
                      Hagerstown, MD 21740

_____________________________________________________________
(Name and address of agent for service)


     Applicant hereby amends and supplements Item 3 -
APPLICABLE STATUTORY PROVISIONS by the following new section B:

B.   Acquisition of Merger Sub common stock; Issuance of AYE
Common Stock

     The Merger Agreement provides for a business combination of AYE and DQE in which Merger Sub will be merged with and into DQE. DQE, which will be the surviving corporation in the Merger, will become a wholly owned subsidiary of AYE. Upon the Merger becoming effective, each share of DQE Common Stock (other than Excluded Shares) issued and outstanding immediately prior to such time will be converted into the right to receive, and become exchangeable for, 1.12 shares of AYE Common Stock.

     To effectuate the Merger, AYE requests authority to form and capitalize Merger Sub. Merger Sub will be incorporated solely for the purpose of effectuating the Merger and, prior to the consummation of the Merger, Merger Sub will have no operations other than those contemplated by the Merger Agreement to accomplish the Merger. The authorized capital stock of Merger Sub will consist of 1,000 shares of common stock, $0.01 par value, all of which will be issued to AYE at the price of $1.00 per share. AYE also requests authority to issue up to 90,557,682 share of AYE Common Stock to consummate the Merger.


     All of the sections of Item 3 following new section B shall remain unchanged and the letter corresponding thereto shall be re-

designated as appropriate.

                         SIGNATURE

     Pursuant to the requirements of the Public Utility Holding

Company Act of 1935, the undersigned company has caused this statement to be signed on its behalf by the undersigned thereto duly authorized.


                         Allegheny Energy, Inc.


                         By:          /s/
                         Kathy L. Mitchell
                         Attorney for Allegheny Energy, Inc.

Dated: March 20, 1998